Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Two:
Nations Variable Annuity Series III/IIIR
Nations Variable Annuity Series II/IIR
Nations Variable Annuity Series I
Director Epic Series I/IR
Director Epic Outlook Series I/IR

Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account One:
Director Epic Series I/IR
Director Epic Plus Series I/IR
Director Epic Outlook Series I/IR

Supplement dated August 25, 2025 to the product notice dated April 30, 2025
The following supplements and amends the above mentioned product notices. Please read this supplement and retain it for future reference. Special terms not defined in this supplement have the same meanings as in your product notice.
In Appendix A - Funds Available Under the Contract: current expenses for certain funds are updated as follows:

Fund and Adviser/Subadviser	Current Expenses
Hartford International Opportunities HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	1.02%

HV-8192